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                              October 14, 2022

       Robert Glaser
       Chief Executive Officer
       RealNetworks Inc.
       1501 First Avenue South
       Seattle, WA 98134

                                                        Re: RealNetworks Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 19,
2022
                                                            File No. 001-37745
                                                            color:white;"_
                                                            Transaction
Statement on Schedule 13E-3
                                                            Filed September 19,
2022
                                                            File No. 005-52907

       Dear Robert Glaser:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed September 19, 2022

       Cover Page

   1.                                                   We note your disclosure
that shares of preferred stock are non-voting    except as required
                                                        by law.    Please
revise your disclosure to state whether state law requires that the shares of preferred stock have a
vote in the current transaction.
       Summary Term Sheet, page 1

   2.                                                   Refer to the section on
page 5 captioned    Reasons for the merger.    Revise to disclose the
                                                        fairness determination,
which is referenced in the caption but not included in the text below.
 Robert Glaser
FirstName LastNameRobert Glaser
RealNetworks  Inc.
Comapany
October 14,NameRealNetworks
            2022            Inc.
October
Page 2 14, 2022 Page 2
FirstName LastName
Required Shareholder Votes for the Merger, page 3

3. We note that you will require both the affirmative votes of the holders of the majority of the outstanding shares of your Common Stock and preferred stock, each voting as a separate class, and the affirmative vote of the holders of a majority of the outstanding shares of your Common Stock held by the holders of your Common Stock other than the
         Voting Agreement Shareholders. Revise to affirmatively state the percentage of common stock outstanding that would be required to vote in favor of the transaction to satisfy the majority of the minority condition.
Reasons for the Merger, page 38

4. We note your statement that this is a "non-exhaustive" list of the material factors considered by the Special Committee. Please revise to confirm that this list encompasses all material factors considered by the Special Committee in recommending the transaction.
5. Please revise to include whether the Special Committee or the Board considered the
         fairness of the merger agreement in comparison to the company   s net
book value. In this
         regard, we note that the merger consideration offered is less than the net book value as of
         June 30, 2022, which was $0.75. Refer to Instruction 2 of Item 1014 of Regulation M-A.
6. We note that the Special Committee considered the analysis and opinion of Houlihan
         Lokey. Please be advised that if any filing person has based its fairness determination of the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy their disclosure obligation. See question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to
         state, if true, that the Special Committee adopted Houlihan Lokey   s
analysis and
         conclusions as its own. Alternatively, revise your disclosure to include a discussion responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction
         2 to Item 1014.
Position of the Purchaser Filing Parties as to the Fairness of the Merger, page
46

7.       We note your statements that "Under the SEC rules governing    going-
         private    transactions, each of the Purchaser Filing Parties may be
deemed to be an affiliate
         of the Company." Given your determination to include those persons as filing persons to the Schedule 13E-3, it is inappropriate to make such disclaimers. Please revise.
Opinion of the Special Committee's Financial Advisor, page 48

8. Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed for on page 53 for the Selected Companies analysis.
 Robert Glaser
FirstName LastNameRobert Glaser
RealNetworks  Inc.
Comapany
October 14,NameRealNetworks
            2022            Inc.
October
Page 3 14, 2022 Page 3
FirstName LastName
9. Please disclose the basis for discount rates and terminal value multiples used in the
         Discounted Cash Flow analysis.
10.      Revise the section captioned    Miscellaneous    to describe more
precisely the work
         Houlihan Lokey has conducted for the relevant persons and quantify the fees received by
         Houlihan Lokey during the past two years as required by Item 1015(b)(4) of Regulation
         M-A.
Financing, page 75

11.      We note the parties    intention that the Parent Guarantor will fund
its obligations under the
         merger agreement with cash and other liquid assets on hand. Please revise to provide greater detail as to the source of funding. Further, please disclose the existence of any alternative financing arrangements in the event that this source of funds is insufficient or unavailable for any reason. If there are none, so state. Refer to Item 1007(b) of Regulation
         M-A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Pattan, Staff Attorney, at (202) 551-6756, or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions. You may also contact
Dan
Duchovny, Senior Special Counsel in the Office of Mergers and Acquisitions, at
(202) 551-3619.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Andrew Ledbetter